SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For January, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”), pursuant to the provisions of Resolution 44 of the Brazilian Securities and Exchange Commission (CVM - Comissão de Valores Mobiliários), of August 23, 2021, hereby informs its shareholders and the market in general that, in continuity to the Material Fact dated December 30, 2022, on this date, the Board do Directors elected Mr. André Gustavo Salcedo Teixeira Mendes to the position of Chief Executive Officer, replacing Mr. Benedito Pinto Ferreira Braga Junior.

Mr. Mendes has a bachelor’s degree in Electrical and Production Engineering from the Pontifícia Universidade Católica of Rio de Janeiro (PUC-Rio), a master’s degree in Electrical Engineering from PUC-Rio, an MBA in Public-Private Partnerships and Concessions from Fundação Escola de Sociologia e Política de São Paulo, and has certifications CGA, from ANBIMA, and CP³P-F, from APMG International. Mr. Mendes was Chief Financial Officer of Akad Seguros (2022), New Business Executive Officer of Iguá Saneamento (2019-2021), an independent consultant for Climate Bonds Initiative (2020-2021) and worked at BNDES (2003-2019) where he held several positions. Mr. Mendes has long experience in capital markets, with emphasis on infrastructure finance, public-private partnerships, mergers and acquisitions, and new business structuring.

Additionally, pursuant to §2º of Article 8 and in accordance with Article 12 of the Bylaws, Mr. André Gustavo Salcedo Teixeira Mendes will be a member of the Board of Directors while he holds the position of Chief Executive Officer.

The Company thanks Mr. Benedito Pinto Ferreira Braga Junior for his commitment and significant contribution during the period in which he performed his duties as the Company's Chief Executive Officer.

São Paulo, January 12, 2023.

Osvaldo Garcia

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: January 12, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.